Exhibit 99.4

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PROXY FORM FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 29 JUNE 2023

I/We (Note 1) __________________________________________________________________________________

of__________________________________________________________________________________________being the registered holder (s) of (Note 2) _____________shares (the “Shares”) of HK$0.01 each in the share capital of Graphex Group Limited (烯石電動汽車新材料控股有限公司) (the “Company”) , hereby appoint the Chairman of the annual general meeting of the Company (the “Meeting”), or (Note 3) ______________________________________ of______________________________________________________________________________________________

to act as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Thursday, 29 June 2023 at 2:30 p.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2022

2.	(a)	To re-elect Mr. Chan Yick Yan Andross as an executive director of the Company
	(b)	To re-elect Mr. Tang Zhaodong as an independent non-executive director of the Company
	(c)	To re-elect Mr. Chan Anthony Kaikwong as an independent non-executive director of the Company

3.	To authorise the board of directors of the Company (the “Board”) to fix the remuneration of all the directors of the Company for the year ending 31 December 2023
4.	To re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2023
5.	To re-appoint Marcum Asia CPAs LLP as the auditors of the Company for U.S. financial reporting purpose and to authorize the Board to fix their remuneration for the year ending 31 December 2023
6.	To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital
7.	To grant a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital
8.	To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares repurchased

Dated the _____________day of _____________2023 Shareholder’s signature (Note 5) ____________________________

Notes:

1.	Full name (s) and address (es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.
2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s) .
3.	If any proxy other than the Chairman of the Meeting is preferred, strike out “the Chairman of the annual general meeting of the Company (the “Meeting”), or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIATED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: If you wish to vote for a resolution, tick in the box marked “For”. If you wish to vote against a resolution, tick in the box marked “Against”. If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than referred to the notice convening the Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6.	In order to be valid, this form of proxy together with the notarially certified power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the branch share registrar of the Company, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting.
7.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or proxy, will be accepted to the exclusion of the votes of the joint holder(s) , and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.